UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-40974

GLOBALFOUNDRIES Inc.

400 Stonebreak Road Extension

Malta, NY 12020

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Attached hereto is the following exhibit.

Exhibit 99.1    Press release issued by Registrant on October 27, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.
Date: October 27, 2025	By:	/s/ Samuel A. Franklin
	Name:	Samuel A. Franklin
	Title:	Interim Chief Financial Officer